SembCorp
Industries

Rule 12g3-2(b) File No. 825109

24 October 2001

02015361

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Enclosure

dw 2/25

SEC MAIL PROCESSING
RECEIVED
FEB 20 2002
WASH. D.C. SECTION
354

Rule 12g3-2(b)File No.825109

MASNET No. 16 OF 24.10.2001
Announcement No. 16

SEMBCORP INDUSTRIES LTD

JOINT STATEMENT BY SEMBCORP INDUSTRIES AND KEPPEL CORPORATION

The managements of SembCorp Industries and Keppel Corporation are holding discussions on the rationalization of the local shipyard industry and the possibility of other collaborations between the two groups.

All discussions are at a preliminary stage and may or may not come to fruition. However, these discussions are being held with the understanding that all arrangements must make business sense and create value for shareholders.

Shareholders of the two companies are therefore advised not to take any actions which may be prejudicial to their interests. Announcements will be issued publicly should there be any material developments.

By Order of the Boards

Linda Hoon Siew Kin
Group Company Secretary
SembCorp Industries Ltd

Caroline Chang
Company Secretary
Keppel Corporation Limited

October 24, 2001

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 24/10/2001 to the SGX

MASNET No. 29 OF 24.10.2001
Announcement No. 29

SEMBCORP INDUSTRIES LTD

SMOE CLINCHES S$280 MILLION OFFSHORE PLATFORM TURNKEY CONTRACT

SMOE, the Oil and Gas division of SembCorp Utilities (SembUtilities), in partnership with Saipem Asia, has been awarded a S$280 million turnkey contract by Devon Energy China for the Panyu Joint Development in the South China Sea. The project is scheduled for completion in the third quarter of 2003.

Devon Energy China is the operator of the Panyu Joint Development on behalf of partners China National Offshore Oil Company and Burlington Resources China.

SMOE will perform the engineering, procurement, construction and offshore hook-up and commissioning of the Panyu 4-2 and Panyu 5-1 Wellhead Platforms. Saipem Asia will be responsible for the transportation and installation of the two platforms, as well as engineering, procurement and installation of associated pipelines and subsea cables. The platforms will be located in water depths ranging from 97 to 110 metres in the Pearl River mouth basin, approximately 200 km south of Hong Kong.

The two drilling platforms will have a total weight of more than 22,000 metric tonnes. SMOE will sub-contract the fabrication of the two eight-legged jackets weighing 10,800 tonnes to SMOE's associate company, Chiwan Sembawang Engineering, located in Shenzen, China. The two platforms will have capacities to handle between 100,000 and 120,000 barrels of fluids per day and support permanent drilling facilities.

"We are pleased to have secured our first contract with Devon Energy to execute this sizeable project. Capitalising on the high market potential in the oil and gas industry, we will continue to focus on bringing in additional projects," Mr M. P. Premraj, Senior Vice President of SMOE, said.

SMOE offers turnkey engineering and contracting services to the oil and gas industry.

The company recently delivered an 11,500 metric tonne topside deck for the Camago Malampaya Field in the Philippines, the largest oil and gas topside deck to be fabricated and installed in the Asia-Pacific region. In July SMOE completed a turnkey contract for a gas compression platform in the Natuna Sea, offshore Indonesia. SMOE is also currently undertaking projects for process and wellhead platforms in Iran, a Floating Production Storage and Off-loading (FPSO) topside for Nigeria, a wellhead platform for the East Timor – Australia Zone of Co-operation and water injection and power and modules for Vietnam.

- End -

Released on October 24, 2001

For press enquiries, please contact:

Ms Ng Lay San
Manager
Group Corporate Relations
SembCorp Industries
Tel: (65) 357 9150
Fax: (65) 352 2163
Email: laysan@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 24/10/2001 to the SGX